FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2003

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of the Interim Securities Report (Hanki Hokokusho) for the six months ended September 30, 2003 pursuant to the Securities and Exchange Law of Japan

2.	Konami Group Interim Report for the six months ended September 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date:	December 17, 2003	By:	/s/ NORIAKI YAMAGUCHI

		Name:	Noriaki Yamaguchi
		Title:	Executive Vice President and CFO

Konami Corporation filed its Interim Securities Report for the six months period ended September 30, 2003 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 5, 2003. The following is the summary of the Interim Securities Report.

I	Corporate Information

A.	Corporate Overview
1.	Selected Financial Data
2.	Overview of Business
3.	Subsidiaries and Affiliated Companies
4.	Employees

B.	Business
1.	Results of Operations
2.	Production, Orders and Sales
3.	Management Issues
4.	Significant Contracts
5.	Research and Development Activities

C.	Equipment and Facilities
1.	Major Equipment and Facilities
2.	Plans for New Investments in and Disposition of Equipment and Facilities

D.	Information on Reporting Company
1.	Share Information
a.	Total Number of Shares
b.	Stock Acquisition Rights
c.	Common Stock and Additional Paid-in Capital
d.	Major Shareholders
e.	Voting Rights

2.	Share Price
3.	Directors and Corporate Auditors

E.	Financial Statements
1.	Interim Consolidated Financial Statements
2.	Interim Non-consolidated Financial Statements

F.	Reference Materials

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of Yen
	September 30, 2002		September 30, 2003		March 31, 2003
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥61,547		¥82,282		¥74,680
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥611 million, ¥659 million and ¥976 million at September 30, 2002, September 30, 2003 and March 31, 2003, respectively	23,938		23,722		29,107
Inventories	18,280		20,291		13,359
Deferred income taxes, net	10,384		12,193		12,820
Prepaid expenses and other current assets	6,847		10,173		6,739

Total current assets	120,996	39.6	148,661	51.1	136,705	49.1
PROPERTY AND EQUIPMENT, net	43,283	14.2	47,338	16.3	46,284	16.6

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	169		113		189
Investments in and advances to affiliates	13,961		12,472		12,422
Identifiable intangible assets	58,387		46,168		46,503
Goodwill	37,150		464		125
Lease deposits	23,604		24,217		24,489
Other assets	7,836		11,209		11,533

Total investments and other assets	141,107	46.2	94,643	32.6	95,261	34.3

TOTAL ASSETS	¥305,386	100.0	¥290,642	100.0	¥278,250	100.0

See accompanying notes to consolidated financial statements

	Millions of Yen
	September 30, 2002		September 30, 2003		March 31, 2003
		%		%		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥13,401		¥3,108		¥8,308
Current portion of long-term debt and capital lease obligations	2,046		2,977		1,815
Trade notes and accounts payable	18,043		18,231		18,684
Accrued income taxes	6,878		17,926		13,788
Accrued expenses	16,391		18,089		18,968
Deferred revenue	5,464		6,739		5,535
Other current liabilities	5,719		4,500		4,676

Total current liabilities	67,942	22.3	71,570	24.6	71,774	25.8
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	48,331		69,026		63,514
Accrued pension and severance costs	2,579		2,508		2,345
Deferred income taxes, net	22,600		19,389		18,854
Other long-term liabilities	3,891		3,402		2,502

Total long-term liabilities	77,401	25.3	94,325	32.5	87,215	31.3

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	34,809	11.4	28,121	9.7	28,855	10.4

COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—

SHAREHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 128,737,566 shares at September 30, 2002, September 30, 2003 and March 31, 2003	47,399	15.5	47,399	16.3	47,399	17.0
Additional paid-in capital	46,736	15.3	46,736	16.1	46,736	16.8
Legal reserve	2,163	0.7	—	—	2,163	0.8
Retained earnings	54,157	17.7	27,787	9.6	18,981	6.8
Accumulated other comprehensive income	430	0.2	368	0.1	790	0.3

Total	150,885	49.4	122,290	42.1	116,069	41.7
Treasury stock, at cost- 8,249,107 shares, 8,253,715 shares and 8,253,191 shares at September 30, 2002, September 30, 2003 and March 31, 2003, respectively	(25,651)	(8.4)	(25,664)	(8.9)	(25,663)	(9.2)

Total shareholders’ equity	125,234	41.0	96,626	33.2	90,406	32.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥305,386	100.0	¥290,642	100.0	¥278,250	100.0

See accompanying notes to consolidated financial statements

(2) Consolidated Statements of Operations

	Millions of Yen
	Six months ended September 30, 2002		Six months ended September 30, 2003		Year ended March 31, 2003
		%		%		%
NET REVENUES:
Product sales revenue	¥75,209		¥91,261		¥178,766
Service revenue	37,986		38,715		74,891

Total net revenues	113,195	100.0	129,976	100.0	253,657	100.0

COSTS AND EXPENSES:
Costs of products sold	43,726		50,618		112,364
Costs of services rendered	33,486		31,798		62,515
Impairment charge for goodwill and other intangible assets	—		—		47,599
Selling, general and administrative	25,818		25,862		53,049

Total costs and expenses	103,030	91.0	108,278	83.3	275,527	108.6

Operating income (loss)	10,165	9.0	21,698	16.7	(21,870)	(8.6)

OTHER INCOME (EXPENSES):
Interest income	169		228		373
Interest expense	(443)		(425)		(938)
Gain on sale of subsidiary shares	552		—		904
Other, net	(293)		907		(565)

Other income (expenses), net	(15)	(0.0)	710	0.5	(226)	(0.1)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	10,150	9.0	22,408	17.2	(22,096)	(8.7)

INCOME TAXES:	5,212	4.6	10,669	8.2	6,186	2.4

INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	4,938	4.4	11,739	9.0	(28,282)	(11.1)

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	1,214	1.1	1,110	0.8	(1,051)	(0.4)
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	644	0.6	230	0.2	(1,288)	(0.5)

NET INCOME (LOSS)	¥4,368	3.9	¥10,859	8.4	¥(28,519)	(11.2)

See accompanying notes to consolidated financial statements

	Yen
	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
PER SHARE DATA:
Basic and diluted net income (loss) per share	¥35.66	¥90.13	¥(234.58)

Weighted-average common shares outstanding	122,503,419	120,484,155	121,572,154

See accompanying notes to consolidated financial statements

(3) Consolidated Statements of Shareholders’ Equity

For the six months ended September 30, 2002

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2002	¥47,399	¥46,736	¥2,163		¥53,149	¥546	¥(15,003)	¥134,990
Comprehensive income:
Net income				¥4,368	4,368			4,368

Cash dividends, ¥ 27.0 per share					(3,360)			(3,360)
Net unrealized gains on available-for-sale securities				97				97
Foreign currency translation adjustments				(213)				(213)

Other comprehensive loss				(116)		(116)

Comprehensive income				¥4,252

Repurchase of treasury stock							(10,648)	(10,648)

Balance at September 30, 2002	¥47,399	¥46,736	¥2,163		¥54,157	¥430	¥(25,651)	¥125,234

For the six months ended September 30, 2003

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2003	¥47,399	¥46,736	¥2,163		¥18,981	¥790	¥(25,663)	¥90,406
Comprehensive income:
Net income				¥10,859	10,859			10,859

Cash dividends, ¥ 35.0 per share					(4,216)			(4,216)
Net unrealized gains on available-for-sale securities				160				160
Foreign currency translation adjustments				(582)				(582)

Other comprehensive loss				(422)		(422)

Comprehensive income				¥10,437

Repurchase of treasury stock							(1)	(1)
Transfer from legal reserve			(2,163)		2,163			—

Balance at September 30, 2003	¥47,399	¥46,736	—		¥27,787	¥368	¥(25,664)	¥96,626

For the year ended March 31, 2003

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Loss	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2002	¥47,399	¥46,736	¥2,163		¥ 53,149	¥546	¥(15,003)	¥134,990
Comprehensive loss:
Net loss				¥(28,519)	(28,519)			(28,519)

Cash dividends, ¥ 46.0 per share					(5,649)			(5,649)
Net unrealized gains on available-for-sale securities				159				159
Foreign currency translation adjustments				85				85

Other comprehensive income				244		244

Comprehensive loss				¥(28,275)

Repurchase of treasury stock							(10,660)	(10,660)

Balance at March 31, 2003	¥47,399	¥46,736	¥2,163		¥18,981	¥790	¥(25,663)	¥90,406

See accompanying notes to consolidated financial statements

(4) Consolidated Statements of Cash Flows

	Millions of Yen
	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
Cash flows from operating activities:
Net income (loss)	¥4,368	¥10,859	¥(28,519)
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	5,909	3,972	11,979
Impairment charge for goodwill and other intangible assets	—	—	47,599
Provision for doubtful receivables	623	(253)	429
Loss on sale or disposal of property and equipment, net	612	652	2,344
Loss (gain) on sale of marketable securities	24	(1,303)	(20)
Gain on sale of subsidiary shares	(552)	—	(904)
Equity in net loss (income) of affiliated companies	(644)	(230)	1,288
Minority interest	1,214	1,110	(1,051)
Deferred income taxes	(1,243)	1,159	(11,326)
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	9,610	5,136	4,580
Decrease (increase) in inventories	(2,390)	(7,238)	2,556
Increase (decrease) in trade notes and accounts payable	(2,243)	439	(1,521)
Increase (decrease) in accrued income taxes	(6,385)	4,083	394
Decrease in accrued expenses	(4,175)	(758)	(2,271)
Increase in deferred revenue	1,598	1,204	1,669
Other, net	509	(2,753)	485

Net cash provided by operating activities	6,835	16,079	27,711
Cash flows from investing activities:
Purchases of investments in subsidiaries	(315)	—	(315)
Proceeds from sales of investments in subsidiaries	2,081	—	2,081
Capital expenditures	(4,886)	(2,832)	(15,357)
Proceeds from sales of property and equipment	1,098	73	2,234
Proceeds from sales of investments in marketable securities	241	1,593	371
Acquisition of new subsidiaries, net of cash acquired	—	(206)	(449)
Decrease in time deposits, net	517	63	516
Decrease (increase) in lease deposits, net	(402)	272	(306)
Other, net	(1,215)	(217)	(1,017)

Net cash used in investing activities	(2,881)	(1,254)	(12,242)
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	2,615	(5,268)	(2,448)
Proceeds from long-term debt	—	6,400	15,402
Repayments of long-term debt	(2,486)	(315)	(2,765)
Principal payments under capital lease obligations	(1,207)	(1,177)	(3,439)
Dividends paid	(3,769)	(5,544)	(6,324)
Purchases of treasury stock by parent company	(10,648)	(1)	(10,660)
Purchases of treasury stock by subsidiaries	(1,782)	(633)	(4,516)
Other, net	(227)	(116)	(1,693)

Net cash used in financing activities	(17,504)	(6,654)	(16,443)
Effect of exchange rate changes on cash and cash equivalents	(91)	(569)	466
Net increase (decrease) in cash and cash equivalents	(13,641)	7,602	(508)
Cash and cash equivalents, beginning of the period	75,188	74,680	75,188

Cash and cash equivalents, end of the period	¥61,547	¥82,282	¥74,680

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

1. Basis of Presentation

Pursuant to section 81 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Consolidated Semi-annual Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the accompanying semi-annual consolidated financial statements for the six months ended September 30, 2003 and 2002 of Konami Corporation (the “Company”) and its subsidiaries (collectively “Konami”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Konami became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Business and Organization

The Company was founded in 1969 and was incorporated under the laws of Japan in March 1973. Konami engages in production and sale of game software for home video game systems, game machines for installation in amusement arcades and other entertainment venues and other amusement-related products, and operation of health and fitness club facilities. The principal markets for Konami’s products are Japan, North America, Europe, Asia and Australia while all of its health and fitness club facility operation is in Japan.

Substantially all of Konami’s revenues from video game software have historically been derived from sales of software for use on proprietary game platforms developed and manufactured by other manufacturers. Konami may only publish its games for use on the manufacturers’ game platforms if it receives a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If Konami cannot obtain licenses to develop video game software from manufacturers of popular game platforms or if any of its existing license agreements are terminated, it will not be able to release software for those platforms, which may have a negative impact on its results of operations and profitability. To date, Konami has always obtained extensions or new agreements with the platform manufacturers. These licenses include other provisions such as approval rights by the manufacturers of all products and related promotional materials which could have an effect on Konami’s costs and the timing of release of new game titles.

In the United States, Canada and Australia, the manufacture and distribution of Konami’s gaming machines are subject to numerous federal, state and local regulations. In addition, Konami may be subject to regulation as a gaming operator if it enters into lease participation agreements under which it shares in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which Konami can generate revenues. Konami and its key personnel are subject to an extensive investigation before each jurisdictional gaming license is issued. Also, Konami’s gaming machines are subjected to independent testing and evaluation prior to approval from each jurisdiction. Generally, regulatory authorities have broad discretion when granting, renewing or revoking these game approvals and licenses.

3. Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2003.

4. Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

(c) Marketable Securities

Konami classifies its debt and equity securities into one of the three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Konami has the ability and intent to hold them until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned. As of September 30, 2002 and 2003 and March 31, 2003, all equity securities held by Konami are classified as available-for-sale.

(d) Investments in Affiliates

For those investments in affiliates in which the Company’s voting interest is between 20% and 50% and it has the ability to exercise significant influence over the affiliate’s operations, the equity method of accounting is used. Under this method, the investment originally recorded at cost is adjusted to recognize the Company’s share of the net earnings or losses of the affiliates. All significant intercompany profits from these affiliates have been eliminated.

Investments in non-marketable equity securities in which the Company’s ownership is less than 20% are carried at cost. A decline in the value of a non-marketable equity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

(e) Inventories

Inventories, consisting of merchandise for resale, finished products, work-in-process, raw materials and supplies, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method for merchandise, by the specific identification method for software products, and by the average method for others.

(f) Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the declining-balance method using estimated useful lives ranging from 5 to 50 years for buildings and structures and from 2 to 20 years for tools, furniture and fixtures. Equipment under capital leases is stated at the present value of minimum lease payments and is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset, which ranged from 2 to 8 years.

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or expenses.

(g) Software for Internal Use

Under the provisions of Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” Konami has capitalized costs associated with software systems for internal use, that have reached the application stage and meet recoverability tests as capitalized computer software in the accompanying consolidated balance sheets. Such capitalized costs primarily include external direct costs utilized in developing or obtaining the applications. Capitalization of such costs ceases at the point in which the project is substantially complete and ready for its intended use, and the costs capitalized are amortized on a straight-line basis over the estimated useful life of each application, ranging from 2 to 5 years. Konami expenses costs incurred during the preliminary project stage which include costs for making strategic decisions about the project, and determining performance and system requirements. Konami also expenses costs incurred for internal-use software in the post-implementation stage such as training and maintenance costs.

(h) Goodwill and Other Intangible Assets

Goodwill represents the difference between the cost of acquired companies and amounts allocated to the estimated fair value of their net assets. Identifiable intangible assets represent intangible assets related to trademarks, membership lists, gaming licenses, existing technology, customer relationships and franchise contracts acquired in connection with acquisitions of subsidiaries.

Intangible assets related to trademarks, gaming licenses and franchise contracts are determined to have an indefinite useful life.

Goodwill and other intangible assets with an indefinite life are not subject to amortization but are subject to assessments for impairment at least annually based on their fair value according to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.”

Intangible assets related to membership lists, existing technology and customer relationships have been amortized over their estimated useful lives of 2 to 5 years.

(i) Impairment or Disposal of Long-Lived Assets

Konami’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable according to the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” Factors Konami considers important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends; significant decline in the stock price of the acquired entity for a sustained period; and market capitalization of the acquired entity relative to its net book value. When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(j) Derivative Financial Instruments

From time to time, Konami uses certain derivative financial instruments to manage its foreign currency risks. Konami may enter into forward contracts to reduce its exposure to short-term (generally no more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen.

Konami accounts for derivative financial instruments and other hedging activities according to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and No. 149. SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of all hedges are reported in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings. If a derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. To date, there has been no derivative instrument designated as a hedge by Konami.

(k) Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans which are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”

(l) Income Taxes

Konami accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred income taxes are recognized by the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(m) Revenue Recognition

Konami derives revenue from primarily two sources: (i) product revenue, which includes packaged game software and other products, game machines and related equipment and components, and (ii) membership fee revenue from health and fitness club members.

Konami’s revenue recognition criteria are as follows:

Persuasive Evidence of an Arrangement.

For product sales, it is Konami’s customary practice to have a written contract, which is signed by both the customer and Konami, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For Konami’s health and fitness clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

Delivery Has Occurred.

Packaged game software and other products are physically delivered to customers. Also, Konami’s game machines and related equipment are physically delivered to customers as a fully-assembled, ready to be installed unit. Accordingly, Konami recognizes revenue from product sales upon delivery and acceptance since title and risk of loss transfer to the customer based on free on board (“FOB”) destination. Generally, Konami does not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances Konami may allow returns, for which Konami estimates the related allowances based upon management’s evaluation of historical experience, the nature of the software titles and other factors. These estimates are deducted from gross sales.

Revenue from health and fitness club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are generally made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires Konami to defer the applicable membership fee revenue for one month. Initial membership fee revenue is deferred and recognized over the estimated period of the related membership.

The Price is Fixed or Determinable.

The price customers pay for Konami’s products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Konami’s membership fee for health and fitness clubs is fixed at the time of admission of the member.

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. Konami typically sells to customers with whom Konami has a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For Konami’s health and fitness clubs, the collectibility of membership fees is assured as it generally charges members’ accounts one-month in advance.

(n) Software Development Costs

Research and development expenses are charged to income as incurred. Research and development expenses included in selling, general and administrative expenses for the six months ended September 30, 2002 and 2003 and the year ended March 31, 2003 in the accompanying consolidated statements of operations were ¥509 million, ¥776 million and ¥855 million, respectively.

SFAS No. 86, “Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed”, provides for the capitalization of certain software development costs incurred after technological feasibility is established or for development costs that have alternative future uses. Under Konami’s current practice of developing new game software products, technological feasibility is not established until substantially all development activities are complete, which generally include the development of a working template and the related tools. For game products where a proven game engine technology exists and other criteria supporting the technological feasibility of the game title in development have been met, which include coding and testing of unique or unproven functions and features, Konami capitalizes these costs and begins to expense them upon release of the product through cost of revenues or when they are deemed unrecoverable.

(o) Royalties and License Fees

Konami pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to cost of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties at September 30, 2002 and 2003 and March 31, 2003 were ¥831 million, ¥1,119 million and ¥984 million, respectively, and were included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(p) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of operations. Advertising expenses for the six months ended September 30, 2002 and 2003 and the year ended March 31, 2003 were ¥5,101 million, ¥5,461 million and ¥10,284 million, respectively.

(q) Stock-based Compensation

Konami accounts for its stock-based compensation plan to directors and employees using the intrinsic value based method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB No. 25”. As such, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price.

SFAS No. 123, “Accounting for Stock-Based Compensation,” allows companies to continue to apply the provisions of APB No. 25, where applicable, and provide pro forma disclosure for employee stock option grants as if the fair value based method defined in SFAS No. 123 had been applied. Konami has elected to continue to apply the provisions of APB No. 25 for their stock-based compensation plans to directors and employees.

Had Konami determined compensation expense based on the fair value at the grant date for rights of stock-based compensation plans under SFAS No. 123, Konami’s net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts indicated below:

	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
	Millions of Yen
Reported net income (loss)	¥4,368	¥10,859	¥(28,519)
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	—	—
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(7)	(326)	(322)

Pro forma net income (loss)	¥4,361	¥10,533	¥(28,841)

	Yen
Per share data:

Reported net income (loss) per share, basic and diluted	¥35.66	¥90.13	¥(234.58)
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	—	—
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(0.06)	(2.71)	(2.65)

Pro forma net income (loss) per share, basic and diluted	¥35.60	¥87.42	¥(237.23)

In December 2002, Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included here-in.

(r) Issuance of Stock by Subsidiaries

The change in the Company’s proportionate share of subsidiary equity resulting from issuance of stock by the subsidiary is accounted for as gain or loss, including the related income tax effect, in the period such shares are issued provided the sale of such shares by the subsidiary is not a part of a broader corporate reorganization contemplated or planned by the registrant, the value of the proceeds or other value received is objectively determinable and any resulting gains reasonably assumed. If such criteria are not met, the issuance of stock is accounted for as a capital transaction in the consolidated financial statements.

(s) Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires classification of other comprehensive income in a financial statement and display of other comprehensive income separately from retained earnings and additional paid-in capital. Other comprehensive income includes primarily foreign currency translation adjustments and unrealized gains (losses) from marketable securities considered available-for-sale.

(t) Translation of Foreign Currencies

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are translated based on exchange rates prevailing at each balance sheet date with the resulting gain/loss charged to income.

Assets and liabilities of a foreign subsidiary where the functional currency is other than Japanese yen are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current year. The resulting translation adjustments are included in accumulated other comprehensive income.

(u) Earnings Per Share

Earnings per share (“EPS”) is presented in accordance with the provisions of SFAS No. 128, “Earnings Per Share.” Under SFAS No. 128, basic EPS excludes dilution for potential common stock and is computed by dividing consolidated net income (loss) by the weighted-average number of common shares outstanding. Diluted EPS reflects the effect of potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted net income per share is calculated by dividing net income by the sum of the weighted-average number of shares plus additional shares that would be outstanding if potential dilutive shares had been issued.

Konami has no dilutive securities outstanding at September 30, 2002 and 2003 and March 31, 2003, and therefore there is no difference between basic and diluted EPS.

(v) Use of Estimates

Preparation of these consolidated financial statements requires management of Konami to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenue and expenses during the reporting periods. There can be no assurance that actual results will not differ from those estimates.

Konami has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, accounting for software development costs, impairment on long-lived and intangible assets, and realizability of deferred tax assets.

(w) Adoption of New Accounting Standards

In June 2001, the FASB, issued SFAS No. 143, “Accounting for Assets Retirement Obligations”. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived assets. Konami adopted SFAS No. 143 on April 1, 2003 and the adoption did not have a material effect on the results of operations and financial position.

5. Marketable and Investment Securities

Marketable and investment securities at September 30, 2002 and 2003 and March 31, 2003 consisted of the following:

	Millions of Yen
	September 30, 2002
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥188	¥1	¥118	¥71
Other securities	200	—	102	98

Total	¥388	¥1	¥220	¥169

	Millions of Yen
	September 30, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥119	¥21	¥27	¥113
Other securities	—	—	—	—

Total	¥119	¥21	¥27	¥113

	Millions of Yen
	March 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥119	¥1	¥15	¥105
Other securities	84	—	—	84

Total	¥203	¥1	¥15	¥189

6. Property and Equipment

Property and equipment at September 30, 2002 and 2003 and March 31, 2003 consisted of the following:

	Millions of Yen
	September 30, 2002	September 30, 2003	March 31, 2003
Property and equipment, at cost:
Land	¥8,327	¥11,626	¥11,541
Buildings and structures	52,169	55,359	54,504
Tools, furniture and fixtures	23,129	24,604	22,852
Construction in progress	175	218	322

Total	83,800	91,807	89,219
Less-Accumulated depreciation	(40,517)	(44,469)	(42,935)

Net property and equipment	¥43,283	¥47,338	¥46,284

Depreciation expense for the six months ended September 30, 2002 and 2003 and the year ended March 31, 2003 amounted to ¥3,401 million, ¥3,107 million and ¥7,768 million, respectively.

7. Goodwill and Identifiable Intangible Assets

Konami evaluated the recoverability of goodwill on its books under SFAS No. 142 at its adoption on April 1, 2002 and again in the forth quarter of the fiscal year ended March 31, 2003. In both instances, Konami engaged an independent appraiser to assist management in its determination of the fair values of its reporting units. In its determination of the fair values, the appraiser primarily utilized a discounted cash flow analysis as well as other valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis included 1) expected future revenue growth rates, profit margins and working capital levels of the reporting units, 2) a discount rate, and 3) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units were based on management’s expectation of future results. In evaluating the recoverability of other intangible assets which were allocated to the reporting units, Konami primarily utilized a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

At the adoption of SFAS No. 142 on April 1, 2002, Konami completed its transitional impairment assessment for goodwill and other intangible assets based on their fair value. Based on management’s assessment of the circumstances, considering the independent appraiser’s findings, Konami concluded that there was no impairment in the carrying value of goodwill and intangible assets with an indefinite life.

In the fourth quarter of the fiscal year ended March 31, 2003, however, using the same methodologies and again considering the independent appraiser’s findings, Konami determined that the fair value of the Exercise Entertainment reporting unit was lower than the carrying value. As a result of the subsequent reassessment of fair values of goodwill and other intangible assets which were allocated to the reporting unit, an aggregate non-cash impairment charge of ¥47,599 million was recognized for these intangible assets as a component of operating loss in the accompanying consolidated statement of operations for the year ended March 31, 2003. The impairment charge consisted of ¥36,717 million for goodwill and ¥10,882 million for trademarks. These impairment losses were attributed to the reporting unit’s failure to meet previous growth expectations as a result of negative trends in general economic condition of domestic Japan.

The changes in the carrying amount of goodwill by operating segment for the six months ended September 30, 2002 are as follows:

	Millions of Yen
	Exercise Entertainment	Toy & Hobby	Gaming	Total
Balance at March 31, 2002	¥36,700	—	¥125	¥36,825
Additional acquisitions during the period	529	—	—	529
Post-acquisition adjustment	(204)	—	—	(204)

Balance at September 30, 2002	37,025	—	125	37,150

The changes in the carrying amount of goodwill by operating segment for the six months ended September 30, 2003 are as follows:

	Millions of Yen
	Exercise Entertainment	Toy & Hobby	Gaming	Total
Balance at March 31, 2003	—	—	¥125	¥125
Additional acquisitions during the period	—	¥339	—	339

Balance at September 30, 2003	—	¥339	¥125	¥464

The changes in the carrying amount of goodwill by operating segment for the year ended March 31, 2003 are as follows:

	Millions of Yen
	Exercise Entertainment	Toy & Hobby	Gaming	Total
Balance at March 31, 2002	¥36,700	—	¥125	¥36,825
Additional acquisitions during year	389	—	—	389
Effect of a merger between acquired entities	(168)	—	—	(168)
Post-acquisition adjustment	(204)	—	—	(204)
Impairment charge	(36,717)	—	—	(36,717)

Balance at March 31, 2003	—	—	¥125	¥125

Konami acquired additional shares of Konami Sports Corporation (“Konami Sports”) and Konami Olympic Sports Club Corporation (“Konami Olympic”) during the year ended March 31, 2003 and subsequently, Konami Olympic merged with Konami Sports. As a result, additional goodwill was recorded at the Exercise Entertainment segment for the excess cost over the estimated fair value of the additional net assets acquired. The post-acquisition adjustment for goodwill resulted from a decrease in accrued pension cost of Konami Olympic as a result of its withdrawal from the former shareholder group’s welfare pension fund in June 2002.

Effect of a merger between acquired entities above represents a reduction in goodwill in the Exercise Entertainment segment of ¥168 million due to a merger between acquired subsidiaries, Konami Sports and Konami Olympic. In the fourth quarter of the fiscal year ended March 31, 2003, Konami evaluated the recoverability of goodwill and other intangible assets on its books under SFAS No. 142. As a result, Konami determined that the fair value of the Exercise Entertainment reporting unit was lower than the carrying value and recorded impairment charge of goodwill of ¥36,717 million.

Konami acquired 77.8% of the issued shares of Traumer, Inc. during the six months ended September 30, 2003. Consequently, the corporate name of Traumer, Inc. was changed to Konami Traumer, Inc. on the acquisition date. As a result, additional goodwill was recorded in the Toy & Hobby segment for the excess cost over the estimated fair value of the net assets acquired.

Identifiable intangible assets at September 30, 2002 and 2003 and March 31, 2003 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen
	September 30, 2002	September 30, 2003	March 31, 2003
Identifiable intangible assets subject to amortization:
Membership lists	¥5,915	¥829	¥5,915
Existing technology	736	667	721
Customer relationships	86	78	84

Total	6,737	1,574	6,720
Less-Accumulated amortization	(4,873)	(1,078)	(5,878)

Net amortized identifiable intangible assets	1,864	496	842
Identifiable intangible assets with an indefinite life:
Goodwill	37,150	464	125
Trademarks	49,682	38,800	38,800
Franchise contracts	6,601	6,601	6,601
Gaming licenses	240	271	260

Total unamortized identifiable intangible assets	93,673	46,136	45,786

Total identifiable intangible assets	¥95,537	¥46,632	¥46,628

The aggregate amortization expense for identifiable intangible assets for the six months ended September 30, 2002 and 2003 and the year ended March 31, 2003 was ¥1,707 million, ¥286 million and ¥2,701million, respectively.

The estimated amortization expense for the following years is as follows:

Millions of Yen
Year ending March 31,
2004 (second half year)	¥184
2005	134
2006	134
2007	44
2008	—

8. Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at September 30, 2002 and 2003 and March 31, 2003 is as follows:

	Millions of Yen
	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
Foreign currency translation adjustments:
Balance, beginning of period	¥757	¥842	¥757
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	(213)	(582)	85

Balance, end of period	¥544	¥260	¥842

Net unrealized gains (losses) on securities available-for-sale:
Balance, beginning of period	¥(211)	¥(52)	¥(211)
Net decrease	97	160	159

Balance, end of period	¥(114)	¥108	¥(52)

Total accumulated other comprehensive income:
Balance, beginning of period	¥546	¥790	¥546
Adjustments for the period	(116)	(422)	244

Balance, end of period	¥430	¥368	¥790

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
Six months ended September 30, 2002
Foreign currency translation adjustments	¥(213)	¥—	¥(213)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	167	(70)	97
Less: reclassification adjustment for (gains) or losses included in net income (loss)	—	—	—

Net unrealized gains (losses)	167	(70)	97

Other comprehensive income (loss)	¥(46)	¥(70)	¥(116)

Six months ended September 30, 2003
Foreign currency translation adjustments	¥(582)	¥—	¥(582)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	1,570	(639)	931
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(1,300)	529	(771)

Net unrealized gains (losses)	270	(110)	160

Other comprehensive income (loss)	¥(312)	¥(110)	¥(422)

Year ended March 31, 2003
Foreign currency translation adjustments	¥85	¥—	¥85
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the year	(21)	30	9
Less: reclassification adjustment for (gains) or losses included in net income (loss)	253	(103)	150

Net unrealized gains (losses)	232	(73)	159

Other comprehensive income (loss)	¥317	¥(73)	¥244

9. Derivative Financial Instruments

Konami uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. The aggregate notional amounts of derivative financial instruments outstanding at September 30, 2002 and 2003 and March 31, 2003 were as follows:

	Millions of Yen
	September 30, 2002	September 30, 2003	March 31, 2003
Forward exchange contracts:
To sell foreign currencies	¥7,010	¥15,596	¥10,484

Konami does not designate the forward exchange contracts as hedges. Accordingly the foreign currency gains (losses) arising from these forward exchange contracts which were included in earnings under the caption Other, net in the accompanying consolidated statements of operations at September 30, 2002 and 2003 and March 31, 2003 were ¥(225) million, ¥621 million and ¥(147) million, respectively. Foreign exchange net losses, including those on these forward exchange contracts, for the six months ended September 30, 2002 and 2003 and the year ended March 31, 2003 were ¥305 million, ¥170 million and ¥450 million, respectively.

Effects of exchange rate changes subsequent to September 30, 2003 on fair value of those forward exchange contracts have not been significant as of the reporting date.

10. Fair Value of Financial Instruments

(a) Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

(b) Investments in marketable securities

The fair values of Konami’s investments in marketable securities are based on quoted market prices.

(c) Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

(d) Long-term debt

The fair values of Konami’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

(e) Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Konami’s financial instruments at September 30, 2002 and 2003 and March 31, 2003 are as follows:

	Millions of Yen
	September 30, 2002		September 30, 2003		March 31, 2003
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Nonderivatives:
Investment in marketable securities	¥169	¥169	¥113	¥113	¥189	¥189
Long-term debt, including current installments	(45,325)	(43,803)	(66,670)	(63,638)	(60,540)	(59,163)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	639	639	18	18
Liabilities	(225)	(225)	(18)	(18)	(165)	(165)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

11. Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen
	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
Cash paid:
Interest	¥430	¥402	¥886
Income taxes	12,839	5,365	17,117
Cash acquisitions of new subsidiaries:
Fair value of assets acquired	—	262	688
Liabilities assumed	—	(342)	(239)
Goodwill	—	339	—
Minority interest	—	(53)	—
Cash paid, net of cash acquired	—	206	449
Cash sale of all shares in a subsidiary:
Assets transferred	2,018	—	2,018
Liabilities transferred	(489)	—	(489)
Gain on sale of subsidiary shares	552	—	552
Cash proceeds received, net of cash transferred	2,081	—	2,081
Property acquired under capital leases	1,997	1,753	3,296

12. Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

Konami operates on a worldwide basis principally with the following five business segments:

•	Computer & Video Games – production and sale of home-use video game software

•	Exercise Entertainment – operation of health and fitness clubs

•	Toy & Hobby – production and sale of character related products

•	Amusement – manufacture and sale of amusement arcade games and token-operated games

•	Gaming – manufacture and sale of gaming machines for overseas market

The following table summarizes revenue, operating income (loss) by operating segment which are the primary measures used by Konami’s chief operating decision maker to measure Konami’s operating results and to measure segment profitability and performance.

a . Operations in Different Industries

Six months ended September 30, 2002	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥34,403	¥40,083	¥19,425	¥14,385	¥3,935	¥964	¥113,195
Intersegment	668	25	19	403	—	(1,115)	—

Total	35,071	40,108	19,444	14,788	3,935	(151)	113,195
Operating expenses	29,102	39,698	12,542	12,050	4,179	5,459	103,030

Operating income (loss)	¥5,969	¥410	¥6,902	¥2,738	¥(244)	¥(5,610)	¥10,165

Six months ended September 30, 2003	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥37,195	¥39,676	¥31,420	¥15,654	¥5,165	¥866	¥129,976
Intersegment	1,350	3	35	305	—	(1,693)	—

Total	38,545	39,679	31,455	15,959	5,165	(827)	129,976
Operating expenses	30,605	38,675	19,527	11,049	4,824	3,598	108,278

Operating income (loss)	¥7,940	¥1,004	¥11,928	¥4,910	¥341	¥(4,425)	¥21,698

Year ended March 31, 2003	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥85,891	¥78,437	¥45,887	¥33,105	¥8,215	¥2,122	¥253,657
Intersegment	1,585	88	61	1,200	—	(2,934)	—

Total	87,476	78,525	45,948	34,305	8,215	(812)	253,657
Operating expenses	73,489	127,937	29,319	27,035	8,384	9,363	275,527

Operating income (loss)	¥13,987	¥(49,412)	¥16,629	¥7,270	¥(169)	¥(10,175)	¥(21,870)

“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131.

“Corporate”	primarily consists of administrative expenses for the Company.

“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

In the fourth quarter ended March 31, 2002, the Amusement segment transferred its health entertainment business to the Exercise Entertainment segment, and the Gaming segment transferred its token-operated game machine business to the Amusement segment. In accordance with these changes, results for the six months ended September 30, 2002 have been reclassified to conform to the presentation for the year ended March 31, 2003.

Effective this second quarter ended September 30, 2003, Other segment is combined with Corporate and Eliminations. In accordance with this change, results for the six months ended September 30, 2002 and for the year ended March 31, 2003 have been reclassified to conform to the presentation for the year ended September 30, 2003.

Intersegment revenues primarily consist of sub-licensing of intellectual property rights from Computer & Video Games and Toy & Hobby to Amusement and Gaming and sales of hardware and components from Amusement to Computer & Video Games and Exercise Entertainment

An impairment charge of ¥ 47,599 million for goodwill and other intangible assets was included in the operating expenses of the Exercise Entertainment segment for the year ended March 31, 2003.

b. Operations in Geographic Areas

Six months ended September 30, 2002	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥91,796	¥13,878	¥4,005	¥3,516	¥113,195	—	¥113,195
Intersegment	15,805	189	27	235	16,256	¥(16,256)	—

Total	107,601	14,067	4,032	3,751	129,451	(16,256)	113,195
Operating expenses	96,299	15,047	4,473	2,996	118,815	(15,785)	103,030

Operating income (loss)	¥11,302	¥(980)	¥(441)	¥755	¥10,636	¥(471)	¥10,165

Six months ended September 30, 2003	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥84,812	¥27,026	¥14,090	¥4,048	¥129,976	—	¥129,976
Intersegment	37,666	154	88	179	38,087	¥(38,087)	—

Total	122,478	27,180	14,178	4,227	168,063	(38,087)	129,976
Operating expenses	101,142	26,978	13,264	3,352	144,736	(36,458)	108,278

Operating income (loss)	¥21,336	¥202	¥914	¥875	¥23,327	¥(1,629)	¥21,698

Year ended March 31, 2003	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥182,345	¥47,729	¥16,297	¥7,286	¥253,657	—	¥253,657
Intersegment	50,670	805	27	506	52,008	¥(52,008)	—

Total	233,015	48,534	16,324	7,792	305,665	(52,008)	253,657
Operating expenses	258,551	47,112	14,917	6,236	326,816	(51,289)	275,527

Operating income (loss)	¥(25,536)	¥1,422	¥1,407	¥1,556	¥(21,151)	¥(719)	¥(21,870)

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided.

An impairment charge of ¥47,599 million for goodwill and other intangible assets was included in the operating expenses of the Japan segment for the year ended March 31, 2003.

13. Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥863 million as of September 30, 2003.

14. Subsequent Events

Not applicable.

2. Other

Not applicable.

Fiscal 2004

KONAMI GROUP

Interim Report

April 1, 2003—September 30, 2003

KONAMI CORPORATION

KONAMI Becomes a Component of the Nikkei Stock Average

On October 1, 2003, KONAMI was selected as one of the 225 components of the Nikkei Stock Average following a reshuffle of index components. Key criteria for the selection include trading volume and other factors. KONAMI has long maintained an active IR program targeting a wide range of investors. We remain committed to ensuring fair and timely disclosure to institutional and individual investors in Japan and overseas.

CAUTIONARY STATEMENTS WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made in this report with respect to our current plans, estimates, strategies and beliefs, including any forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information that is currently available to it, and therefore, you should not place undue reliance on such statements. A number of important factors could cause actual results to be materially different from, and possibly worse than, those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally, mainly in our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

I would like to express our deepest appreciation for your interest in and support of our group, along with our sincerest wishes for your prosperity and success.

We are pleased to present our interim business report for the first half of fiscal 2004 (April 1, 2003 to September 30, 2003). I would like to take this opportunity to comment on our progress.

During the first half of fiscal 2004, overall earnings growth was driven by expanding worldwide demand for the Yu-Gi-Oh! card game series in the Toy & Hobby business segment and the launch of million-seller soccer game titles for the second straight year in the Computer & Video Games business segment. Significantly, the Exercise Entertainment and Gaming business segments, two of the group’s newest businesses in recent years, have been steadily contributing to earnings. During the first half of fiscal 2004, we delivered operating income in all five of the group’s business segments, including the Amusement business segment. This shows that we are making good progress toward establishing stable sources of earnings from a balanced portfolio of businesses.

As a result of the foregoing, we delivered record consolidated net revenues and operating income in the first half of fiscal 2004. Consolidated net revenues increased to ¥129,976 million, 114.8% of consolidated net revenues for the six months ended September 30, 2002. Consolidated operating income was ¥21,698 million, 213.5% of consolidated operating income for the six months ended September 30, 2002. Consolidated net income was ¥10,859 million, 248.6% of consolidated net income for the six months ended September 30, 2002. In line with our fundamental policy of consistently paying a high level of dividends, we have declared an interim dividend of ¥27 per share.

This past year alone has seen a number of events propel us into a new phase of development, among them our listing on the New York Stock Exchange, our 30th anniversary, and selection as a component of the Nikkei Stock Average, to name a few. As always, we will not let our rapid growth of the past make us complacent in the future. Our overriding aim is to continue growing to become a great entertainment company with high aspirations that is universally admired and indispensable to society.

December 2003

Kagemasa Kozuki

Chairman of the Board and

Chief Executive Officer

Overview

Although personal consumption was flat, the Japanese economy during the interim consolidated accounting period ended September 30, 2003 saw an improvement in corporate earnings, owing to increases in capital investments and exports. A growing number of signs indicate that the economy is rallying, although there are factors that could adversely affect the Japanese economy, such as unstable long-term interest rates and concerns about the yen’s appreciation.

With respect to the entertainment industry in which we operate, the first half of this accounting period saw sales of video game platforms such as PlayStation 2 level off, while online games have become more popular with the expansion of broadband networking. Regarding software, the size of the market tends to fluctuate based on game titles alone due to the competitive market environment.

The entertainment industry has expanded due to increasing social recognition of the importance of developing intellectual property, encouraged by the Japanese government’s initiatives for protecting and nurturing support for the development of intellectual properties, and universities establishing game-related curriculums.

We performed well in the interim consolidated accounting period, especially in the Computer & Video Games and Toy & Hobby business segments, where Yu-Gi-Oh! products, a home video game software title and card game, maintained solid sales in the U.S. for the second consecutive year and experienced growth in sales and popularity in Europe.

*	Figures for the interim period of fiscal 2002, the six-month period ended September 30, 2001, are prepared in accordance with Japanese GAAP, while those for fiscal 2002, the year ended March 31, 2002, and subsequent periods are prepared in accordance with U.S. GAAP.

In the Japanese market, the Computer & Video Games business segment achieved sales of one million copies of WORLD SOCCER WINNING ELEVEN 7, a soccer game, within three weeks after its release. The WINNING ELEVEN series thereby became a million-seller for the second consecutive year.

The Exercise Entertainment business segment improved customer satisfaction and extended its network of facilities. The Toy & Hobby business segment developed Kids Smile, a new brand of intellectual education toys, which was introduced in the market in April 2003, and also sold BATTLEACCEL, toys for boys which have received favorable reviews, thereby establishing a solid position in the toy industry. The Amusement business segment marked stable sales mainly with e-AMUSEMENT products. The Gaming business segment delivered favorable sales growth in North America by diversifying its product line-up. Sales in Australia were also solid.

Overall, we have drawn on our wealth of creativity to expand our businesses as a leading global entertainment company.

As a result, consolidated net revenues for the interim consolidated accounting period ended September 30, 2003, amounted to ¥129,976 million, and consolidated operating income, consolidated income before income taxes and consolidated net income were ¥21,698 million, ¥22,408 million and ¥10,859 million, respectively.

The interim dividend is ¥27 per share.

		Six months ended September 30, 2001 (April 1, 2001 to September 30, 2001)	Six months ended September 30, 2002 (April 1, 2002 to September 30, 2002)	Six months ended September 30, 2003 (April 1, 2003 to September 30, 2003)
		[Japanese GAAP]	[U.S. GAAP]	[U.S. GAAP]
Net Revenues	(¥ million)	89,146	113,195	129,976
Operating Income	(¥ million)	9,526	10,165	21,698
Income Before Income Taxes	(¥ million)	8,196	10,150	22,408
Net Income	(¥ million)	2,522	4,368	10,859
Net Income per Share	(¥)	19.60	35.66	90.13
Total Assets	(¥ million)	259,404	305,386	290,642
Total Shareholders’ Equity	(¥ million)	148,107	125,234	96,626
Total Shareholders’ Equity per Share	(¥)	1,150.46	1,039.38	801.99
Equity-Assets Ratio	(%)	57.1	41.0	33.3

We are committed to transforming every moment of daily life into quality time, or what we refer to as "High Quality Life." We are currently active in five business segments. These segments each play a part in forming an innovative corporate group that maintains industry-leading competitiveness and creates synergies.

Computer & Video Games
Gaming
Exercise Entertainment
"High Quality Life"
Amusement
Toy & Hobby

Computer & Video Games

- Production, manufacture and sale of video game software for consoles and production of content for mobile phones.
- Purchasing and distribution of video game software produced by third parties and production of on-line game software.

Gaming

- Design, manufacture and sale of gaming machines for casinos.

Exercise Entertainment

- Management of sports clubs.
- Design, manufacture and sale of fitness machines and health products with entertainment elements.

Amusement

- Design, manufacture and sale of content for amusement facilities such as video games and token-operated games.
- Design, manufacture and sale of special-purpose LCDs.

Toy & Hobby

- Planning, production and sale of electronic toys, educational toys, toys for infants, boys and girls, handheld games, candy toys, figures, card games, trading cards, character goods, sundry goods, prizes, books, music CDs and others, and use of intellectual properties.

In the Computer & Video Games business segment, sales of WORLD SOCCER WINNING ELEVEN 7 for PlayStation 2 achieved one million copies within three weeks after its release in August 2003. Sales of JIKKYO PAWAFURU PURO YAKYU 10 for PlayStation 2 and GameCube, which were released in July 2003, reached 620,000 copies in total. Silent Hill 3 for PlayStation 2 and Yu-Gi-Oh! Duel Monsters International: World Wide Edition for Game Boy Advance generated favorable sales.

As for the overseas market, the Yu-Gi-Oh! series remained in healthy demand and shipments of Yu-Gi-Oh! Worldwide Edition: Stairway to the Destined Duel for Game Boy Advance, which was released in April 2003, reached 570,000 copies in the U.S. Sales of Silent Hill 3 for PlayStation 2 topped 300,000 copies and Castlevania: Aria of Sorrow for Game Boy Advance and DDRMAX2 for PlayStation 2 also sold well. Silent Hill 3 and Dancing Stage MegaMix for PlayStation 2 posted solid sales in Europe.

As a result, consolidated net revenues of the Computer & Video Games business segment were ¥38,545 million (109.9% of consolidated net revenues for the six months ended September 30, 2002). Consolidated operating income was ¥7,940 million (133.0% of consolidated operating income for the six months ended September 30, 2002).

TOPICS

WORLD SOCCER WINNING ELEVEN Series Gives Birth to Million-sellers in Japan and Europe for the Second Straight Year

The latest in this series, the PlayStation 2 version of WORLD SOCCER WINNING ELEVEN 7, was released in Japan on August 7 featuring Mr. Arthur Antunes Coimbra, known as “ZICO,” as the new image character for this series. The video game has enjoyed popularity among both users and soccer fans, with cumulative shipments rapidly exceeding one million copies in less than three weeks following its debut. KONAMI also shipped more than one million copies for the PlayStation 2 console of Pro Evolution Soccer 3, which was released in Europe this fall. These triumphs mark the second straight year in which we have launched million-seller titles in both Japan and Europe.

JIKKYO PAWAFURU PURO YAKYU 10 for PlayStation 2 Marks 10th Anniversary With Shipments Topping Half-a-million Copies

The JIKKYO PAWAFURU PURO YAKYU series continues to attract a loyal fan base as the ultimate in baseball video games. Supported by enthusiastic fans who long for newer versions of the game, the series has grown to see its 10th release this year, a milestone that also marks its 10th anniversary. The latest release, JIKKYO PAWAFURU PURO YAKYU 10 for the PlayStation 2 and Nintendo GameCube consoles, hit store shelves on July 17. Notably, the PlayStation 2 version achieved sales of over half-a-million copies. The PAWAFURU PURO YAKYU series has sold over 10 million copies on a cumulative basis. This series continues to be one of the most popular games in KONAMI’s showcase sports games category.

With regard to the Exercise Entertainment business segment, in our sports club business, we expanded our network of Konami Sports Club facilities by opening 6 new facilities, including the Aoyama branch (Tokyo) and the Osaka branch (Osaka), and by remodeling the Hitotsubashi-Gakuen branch (Tokyo). The Aoyama branch and the Osaka branch are GRANCISE facilities, our top-end brand. On March 24, 2003, we acquired all the shares of NISSAY ATHLETICS COMPANY and changed its name to Konami Athletics Inc. It merged with Konami Sports Corporation on May 1, 2003 to make its operations more effective.

In September 2003, in order to make the best use of our nation-wide operation, we introduced a new membership system that offers services that satisfy customers’ diverse needs and provides greater convenience.

Utilizing our knowledge in entertainment and technology, we introduced the EZ series, fitness machines for commercial use, into each facility following the opening of the Aoyama branch (Tokyo) in April 2003.

As a result, the consolidated net revenues of the Exercise Entertainment business segment were ¥39,729 million (99.1% of consolidated net revenues for the six months ended September 30, 2002). Consolidated operating income was ¥1,004 million (244.9% of consolidated operating income for the six months ended September 30, 2002.)

TOPICS

World-class Swimmer Ian Thorpe Becomes Official Advisor

World-renowned athlete Ian Thorpe has successively set world records in swimming, earning him the nickname “Mr. World Record.” Konami Sports Club has appointed this top swimmer as a member of its official advisory staff. At special events held in April and November, Mr. Thorpe performed swimming demonstrations, swam with fans, and provided expert advice grounded on his experience and superlative techniques. Konami Sports Club hopes to see Mr. Thorpe remain active as an official advisor in the future, as it continues to advocate a lifelong interest in sports through swimming.

Honolulu Century Ride Tour Arranged to Provide Opportunity for Participation in Hawaii’s Oldest Amateur Cycling Event

In the past, Konami Sports has arranged a number of tours centered on Hawaii where members participate in sports events such as the Honolulu Marathon. However, this was the first tour of ours where members participated in a major cycling event, the equivalent of the third leg of a triathlon. The historic Honolulu Century Ride lets participants choose from several courses according to their level of physical fitness, with each course offering breathtaking views of Honolulu’s fine scenery. All participants from Konami Sports completed their chosen courses and enjoyed Hawaii’s outstanding natural beauty. Building on the success of this tour, Konami Sports will continue to plan a variety of inspiring events for its members.

The Toy & Hobby business segment maintained solid sales of the Yu-Gi-Oh! Trading Card Game in the U.S. into its second consecutive year. The Yu-Gi-Oh! card game, released in Europe during the year ended March 31, 2003, achieved solid sales in Italy, Germany and Spain, following England and France. We are steadily expanding sales of this product worldwide. As for the Japanese market, we regard this period as the first year of a major drive to reinforce the Toy & Hobby business segment and are strengthening its product line-up. We entered the new market for educational toys in Japan in April 2003, introducing SOUND CUBE-KUN and Sound Mobile, which allow children to enjoy various sounds and voices. Moreover, we introduced BATTLEACCEL, a new radio-controlled battle hobby for boys.

As a result, consolidated net revenues of the Toy & Hobby business segment were ¥31,455 million (161.8% of consolidated revenues for the six months ended September 30, 2002). Consolidated operating income was ¥11,928 million (172.8% of consolidated operating income for the six months ended September 30, 2002.)

TOPICS

Acquisition of The Gransazers Toy Merchandising Rights Heralds Full-scale Entry Into the Boys’ Character Toy Market!

KONAMI has acquired exclusive toy merchandising rights to The Gransazers, a new SFX superhero TV series produced by Japanese film company Toho Co., Ltd. that started airing on October 4, 2003. KONAMI has already commenced sales of action figures and accessories based on the heroes and robots from the series to toy retailers across Japan since the beginning of October. With the release of The Gransazers product line, we will make our full-scale entry into the boys’ character toy market, which is said to total ¥61.5 billion, while making it our new business focus. We will continue to deliver quality entertainment products to the market with an eye to further invigorating it.

BATTLEACCEL: Breaking New Ground in Radio-controlled Head-to-head Racing

BATTLEACCEL is a new radio-controlled machine with rapid acceleration, for players to face off with in a specially designed racing field. Aimed at boys, BATTLEACCEL debuted this summer. Using simple controls, players whip their machines at incredible speeds around a banked circular course in heated battles, crashing into opponents to eliminate them from the race. Large numbers of children have already had a chance to enjoy BATTLEACCEL for themselves at the two-day Next-Generation World Hobby Fair held at the Makuhari Messe convention center near Tokyo from June 21. We have also sponsored BATTLEACCEL exhibitions at over 400 hobby shops across Japan. From the enthusiastic response garnered, KONAMI expects to witness a boom in the popularity of this exciting new “battle hobby” genre in the near future.

In the Amusement business segment, the MAH-JONG FIGHT CLUB series continued to be well accepted in the market. This series is an e-AMUSEMENT product for amusement arcades, allowing players to compete directly with players in other arcade game locations via the Internet. QUIZ MAGIC ACADEMY, a quiz game which allows players to engage in a battle of wits with other players, received favorable reviews, and pop’n music and drummania, two music simulation game series, remained strong with the introduction of new variations. The e-AMUSEMENT system contributed to sales as well.

As for token-operated products, Fantasic Fever, a new style of “penny-falls” game machine, which enhances the ambience of amusement facilities with medals flowing overhead and special electrical effects like parades, received favorable reviews. Other strong-selling products were FORTUNE ORB Chapter 2, a new version of FORTUNE ORB, a large-sized “penny-falls” game machine popular for its entertaining stage effects, and GI-TURFWILD, a large scale token-operated horse racing games, a leading GI series game featuring a realistic sense of actually “being there.”

The LCD unit business contributed to sales by introducing differentiated and attractive products to customers.

As a result, consolidated net revenues of the Amusement business segment were ¥15,959 million (107.9% of consolidated net revenues for the six months ended September 30, 2002). Consolidated operating income was ¥4,910 million (179.3% of consolidated operating income for the six months ended September 30, 2002).

TOPICS

Aim to be Japan’s No. 1 Quiz Player! Online Head-to-head QUIZ MAGIC ACADEMY Makes its Debut

QUIZ MAGIC ACADEMY is an online quiz game made possible through our e-AMUSEMENT service, where players compete head-to-head against opponents from arcades across Japan. QUIZ MAGIC ACADEMY is no ordinary game of questions and answers. As players compete against one another, each generates a detailed profile of strengths and weaknesses, allowing players to go up against comparable opponents in a true battle of wits. Players receive a new set of questions online each month. In addition to providing questions on current events, the game is played in a simple, intuitive quiz format, eliminating the need to enter complicated commands or codes. Finally, players of all ages can enjoy the excitement of online gaming and savor the thrill of pitting their knowledge against others in an intellectual battle with players from all across Japan.

Helping to Reenergize Amusement Arcades With a Complete Token-operated Game Lineup

The increase in the number of amusement arcades within large multi-purpose facilities such as cinema complexes, bowling alleys, shopping centers and other commercial facilities are reassuring people that amusement arcades are safe and healthy recreational facilities. Accompanying this trend has been an ongoing increase in visits to amusement arcades by families and women, two of the demographic groups among whom our token-operated games are proving popular. We plan to continue introducing a new stream of products that satisfy the diversifying needs of this market, contributing to the overall appeal of amusement arcades and heightening the ability of these facilities to draw in more customers.

As for the Gaming business segment, in North America, our main video slot machines, MARIACHI MADNESS and SOLSTICE GOLD, continued to mark solid sales, especially in Nevada, California and Minnesota. In the client management system business, we have entered into contracts with several casinos and have gained market acceptance. In Australia, we also achieved solid sales of video slot machines.

The Gaming segment has obtained a gaming license from the province of Quebec making the total number of its gaming licenses in North America to 19 states. In Australia, we have obtained gaming licenses in every state.

As a result, consolidated net revenues of the Gaming business segment were ¥5,165 million (131.3% of consolidated revenues for the six months ended September 30, 2002). Consolidated operating income was ¥341 million (compared with an operating loss of ¥244 million for the six months ended September 30, 2002).

TOPICS

Innovative Products Displayed at Australian Gaming Expo 2003

An array of gaming machines from across Australia were gathered under a single roof at the three-day Australian Gaming Expo 2003, a trade show held from August 24, 2003 in Sydney. We displayed a host of products that captured the attention of visiting crowds. Among these were KING OF THE SEA and WILDFIRE for the top-selling ENDEAVOUR series of gaming machines, as well as FEATURE WORLD, the first machine from KONAMI equipped with a second screen, where a special “ feature game” takes place. Also on display was SPORTS OF KINGS, the first gaming machine of its kind to merge the excitement of horse-racing with a link progressive jackpot system. Expectations are high for the performance of these products ahead of the approach of the peak year-end business season.

KONAMI Opens Exhibit at Global Gaming Expo 2003 — the World’s Largest Gaming Show

Gaming machines from across the globe were on display at the Global Gaming Expo 2003, the world’s largest gaming trade show. This three-day event was held from September 16 in the city of Las Vegas in North America, a region renowned for casino gaming. In addition to strong-selling video slot machines, we displayed a range of other products at the show. These included a series of machines featuring our link progressive jackpot system, as well as ADVANTAGE, the company’s first “ stepper” machine. FORTUNE ORB, a new concept product based on a popular token-operated machine favorite in Japan and redesigned to gaming specifications, also proved a big hit among show attendees. Since displays at this show generally encompass products and items from virtually the entire U.S. market, the positive response garnered by KONAMI products raises high hopes for the company’s future penetration into the North American market.

Consolidated Balance Sheets (Unaudited) [U.S. GAAP]

	Millions of yen
	September 30, 2003	September 30, 2002
ASSETS
CURRENT ASSETS:	¥148,661	¥120,996

Cash and cash equivalents	82,282	61,547

Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥611 million and ¥659 million at September 30, 2002 and 2003, respectively	23,722	23,938

Inventories	20,291	18,280

Deferred income taxes, net	12,193	10,384

Prepaid expenses and other current assets	10,173	6,847

PROPERTY AND EQUIPMENT, NET	47,338	43,283

INVESTMENTS AND OTHER ASSETS:	94,643	141,107

Investments in marketable securities	113	169

Investments in and advances to affiliates	12,472	13,961

Identifiable intangible assets	46,168	58,387

Goodwill	464	37,150

Lease deposits	24,217	23,604

Other assets	11,209	7,836

TOTAL ASSETS	¥290,642	¥305,386

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:	¥71,570	¥67,942

Short-term borrowings	3,108	13,401
Current portion of long-term debt and capital lease obligations	2,977	2,046
Trade notes and accounts payable	18,231	18,043
Accrued income taxes	17,926	6,878
Accrued expenses	18,089	16,391
Deferred revenue	6,739	5,464
Other current liabilities	4,500	5,719

LONG-TERM LIABILITIES:	94,325	77,401

Long-term debt and capital lease obligations, less current portion	69,026	48,331
Accrued pension and severance costs	2,508	2,579
Deferred income taxes, net	19,389	22,600
Other long-term liabilities	3,402	3,891

Total liabilities	165,895	145,343

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	28,121	34,809

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY:
Common stock, no par value— Authorized 450,000,000 shares; issued 128,737,566 shares at September 30, 2002 and 2003	47,399	47,399
Additional paid-in capital	46,736	46,736
Legal reserve	—	2,163
Retained earnings	27,787	54,157
Accumulated other comprehensive income	368	430
Total	122,290	150,885
Treasury stock, at cost— 8,249,107 shares and 8,253,715 shares at September 30, 2002 and 2003, respectively	(25,664)	(25,651)

Total shareholders’ equity	96,626	125,234

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥290,642	¥305,386

Consolidated Statements of Income (Unaudited) [U.S. GAAP]

	Millions of yen
	Six months ended September 30, 2003	Six months ended September 30, 2002
NET REVENUES:	¥129,976	¥113,195

Product sales revenue	91,261	75,209

Service revenue	38,715	37,986

COSTS AND EXPENSES:

Costs of products sold	50,618	43,726

Costs of services rendered	31,798	33,486

Selling, general and administrative	25,862	25,818

Total costs and expenses	108,278	103,030

Operating income	21,698	10,165

OTHER INCOME (EXPENSES):

Interest income	228	169

Interest expense	(425)	(443)

Gain on sale of subsidiary shares	—	552

Other, net	907	(293)

Other income (expenses), net	710	(15)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	22,408	10,150

INCOME TAXES	10,669	5,212

INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	11,739	4,938

MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	1,110	1,214

EQUITY IN NET INCOME OF AFFILIATED COMPANIES	230	644

NET INCOME	¥10,859	¥4,368

Consolidated Statements of Cash Flows (Unaudited) [U.S. GAAP]

	Millions of yen
	Six months ended September 30, 2003	Six months ended September 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	¥10,859	¥4,368
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	3,972	5,909
Provision for doubtful receivables	(253)	623
Loss on sale or disposal of property and equipment, net	652	612
Loss (gain) on sale of marketable securities	(1,303)	24
Gain on sale of subsidiary shares	—	(552)
Equity in net loss (income) of affiliated companies	(230)	(644)
Minority interest	1,110	1,214
Deferred income taxes	1,159	(1,243)
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	5,136	9,610
Increase in inventories	(7,238)	(2,390)
Increase (decrease) in trade notes and accounts payable	439	(2,243)
Increase (decrease) in accrued income taxes	4,083	(6,385)
Decrease in accrued expenses	(758)	(4,175)
Increase in deferred revenue	1,204	1,598
Other, net	(2,753)	509

Net cash provided by operating activities	16,079	6,835

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments in a subsidiary	—	(315)
Proceeds from sales of investments in subsidiaries	—	2,081
Capital expenditures	(2,832)	(4,886)
Proceeds from sales of property and equipment	73	1,098
Proceeds from sales of investments in marketable securities	1,593	241
Acquisition of new subsidiaries, net of cash acquired	(206)	—
Decrease in time deposits	63	517
Decrease (increase) in lease deposits, net	272	(402)
Other, net	(217)	(1,215)

Net cash used in investing activities	(1,254)	(2,881)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in short-term borrowings	(5,268)	2,615
Proceeds from long-term debt	6,400	—
Repayments of long-term debt	(315)	(2,486)
Principal payments under capital lease obligations	(1,177)	(1,207)
Dividends paid	(5,544)	(3,769)
Purchases of treasury stock by parent company	(1)	(10,648)
Purchases of treasury stock by subsidiaries	(633)	(1,782)
Other, net	(116)	(227)

Net cash used in financing activities	(6,654)	(17,504)

Effect of exchange rate changes on cash and cash equivalents	(569)	(91)

Net increase (decrease) in cash and cash equivalents	7,602	(13,641)

Cash and cash equivalents, beginning of the period	74,680	75,188

Cash and cash equivalents, end of the period	¥82,282	¥61,547

Board of Directors and Corporate Auditors		(As of September 30, 2003)

Position	Name
Representative Director	Kagemasa Kozuki

Representative Director	Kagehiko Kozuki

Representative Director	Noriaki Yamaguchi

Director	Toshiro Tateno

Director (external)	Tomokazu Godai	President, Maya Tec Co., Ltd.

Director (external)	Satoshi Akagi	Director, Kozuki Foundation for Advanced Information Technology (Former Assistant Division Chief, Hyogo Prefectural Board of Education)

Director (external)	Hiroyuki Mizuno	Director, Research Institute of Kochi University of Technology (Former Vice President, Matsushita Electric Industrial Co., Ltd.)

Director (external)	Tsutomu Takeda	(Former President, Asatsu-DK Inc.)

Standing Corporate Auditor	Noboru Onuma	(Former Director, Sumitomo Mitsui Banking Corporation)

Standing Corporate Auditor	Tetsuro Yamamoto	(Former Director, Bank of Tokyo-Mitsubishi, Ltd.)

Corporate Auditor	Minoru Nagaoka	President, Capital Markets Research Institute (Former Administrative Vice Minister for Finance, Ministry of Finance; former Commissioner, National Public Safety Commission)

Corporate Auditor	Masataka Imaizumi	Chairman, Zenkoku Keiyukai Rengokai (Former Superintendent-General of the Metropolitan Police Department)

Note:	Corporate auditors Noboru Onuma, Tetsuro Yamamoto, Minoru Nagaoka and Masataka Imaizumi are external corporate auditors as defined under Article 18, Section 1 of the “ Law Concerning Special Measures under the Commercial Code with respect to Audits, etc. of Corporations (Kabushiki Kaisha).”

Corporate Officers

(As of September 30, 2003)

Position	Name	Area of Responsibility
President, Corporate Officer	Kagemasa Kozuki	Chief Executive Officer

Executive Vice President, Corporate Officer	Noriaki Yamaguchi	Chief Financial Officer

Executive Corporate Officer	Kazumi Kitaue	Computer & Video Games Business

Executive Corporate Officer	Fumiaki Tanaka	Amusement Business, Exercise Entertainment Business, IT management

Executive Corporate Officer	Akihiko Nagata	Toy & Hobby Business

Executive Corporate Officer	Shuji Kido	Gaming Business

Executive Corporate Officer	Toshiro Tateno	Corporate Planning

Corporate Officer	Shigeo Niwa	Intellectual Property

Corporate Officer	Osamu Kishima	Finance and Accounting

Corporate Officer	Shinichi Furukawa	Administration

Corporate Officer	Kimihiko Higashio	Human Resources

Corporate Officer	Seiji Ito	Secretary Office

Common Stock

●	Authorized:

450,000,000 shares

●	Outstanding:

128,737,566 shares

(including 8,253,715 treasury shares)

●	Number of Shareholders:

50,329

●	Listed Exchanges:

Tokyo, New York, London and Singapore

Composition of Shareholders

Principal Shareholders

	Shares (Thousands)	(% of total)
Kozuki Holding B.V.	13,530	10.50

Japan Trustee Services Bank, Ltd. (Trust Account)	10,497	8.15

KONAMI CORPORATION	8,253	6.41

The Master Trust Bank of Japan, Ltd. (Trust Account)	7,236	5.62

Kozuki Capital Corporation	7,000	5.43

Kozuki Foundation for Advanced Information Technology	5,880	4.56

Sumitomo Mitsui Banking Corporation	4,345	3.37

Kozuki Foundation for Sports and Athletes	4,120	3.20

Kozuki Foundation for Higher Education	3,194	2.48

State Street Trust and Banking Co., Ltd. (OTB Account)	2,216	1.72

UFJ Trust Bank Limited (Trust Account A)	1,746	1.35

Merrill Lynch Japan Securities Co., Ltd.	1,578	1.22

THE CHASE MANHATTAN BANK, N.A. LONDON	1,395	1.08

Lehman Brothers Inc. Tokyo Branch	1,373	1.06

Trust & Custody Services Bank, Ltd. (Trust Account B)	1,203	0.93

NIKKO CITI Trust and Banking Corporation (Account CS)	1,117	0.86

Nomura Securities Co., Ltd.	1,088	0.84

Japan Trustee Services Bank, Ltd. (Trust Account 4G)	1,031	0.80

BNP PARIBAS Securities (Japan) Limited	953	0.74

UFJ Trust Bank Limited	750	0.58

Stock Price (¥)

The KONAMI Group views enhancing communication with shareholders as a management issue of the highest priority in the years to come. By incorporating the views of shareholders into management, our aspiration is to be a universally admired company that is truly worthy of investment.

● Fiscal Year-End	End of March

● Ordinary General Meeting of Shareholders	June

● Record Date to be Eligible to Receive Dividends	End of March (And other dates for which prior notice is given)

● Transfer Agent	The Sumitomo Trust and Banking Co., Ltd. 5-33, Kitahama 4-chome, Chuo-Ku, Osaka, Japan

● Transfer Agent Branch	The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department 4-4, Marunouchi 1-chome, Chiyoda-Ku, Tokyo, Japan

● Mailing Address	The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department 1-10, Nikko-Cho, Fuchu, Tokyo 183-8701, Japan

● Intermediary Office	The Sumitomo Trust and Banking Co., Ltd. Head Office and all branches in Japan

● Public Notice	The Nihon Keizai Shimbun

KONAMI CORPORATION

Incorporated: March 19, 1973

Paid-in Capital: ¥47,399 million (as of September 30, 2003)

Headquarters: 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6330, Japan

Tel: 81-3-5220-0573

Fax: 81-3-5220-9900

URL: http://www.konami.com